Ralph A. Rogers, Jr.
Senior Vice President
Chief Accounting Officer

July 27, 2006

Mr. Jim R. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re:	Aflac Incorporated
Form 10-K for the Fiscal Year Ended December 31, 2005
Filed February 28, 2006
File No. 001-07434

Dear Mr. Rosenberg:

     We are responding to the two telephone comments we received from your office via Ms. Dana Hartz on July 19, 2006 in response to our letter of May 30, 2006. Our responses to the two comments are presented below. We have also listed your comments as we understand them from my conversation with Ms. Hartz. If I have misunderstood the comments, please let me know.

Comment:

Form 10-K for the Fiscal Year Ended December 31, 2005

Management's Discussion and Analysis of Financial Condition and Results of Operations

Deferred Policy Acquisition Costs and Policy Liabilities

Policy Liabilities, page II-8

1.

Follow up comment to our previous response: We have reviewed your proposed, expanded disclosure which includes a revised sensitivity analysis for the severity and total morbidity assumptions. We note you also identified frequency as a key factor that affects morbidity assumptions. Please tell us why you do not believe it is necessary to provide a sensitivity analysis around this factor based upon reasonable likely changes in assumptions. In addition, please revise your proposed disclosure to include management's belief that the scenarios quantified are reasonably likely.

Response:

     In our proposed disclosure, we did not believe it was necessary to provide a sensitivity analysis around frequency because the sensitivity of a 1% change in frequency with no change in severity is the same as the sensitivity of a 1% change in total morbidity. For this reason, we felt it was appropriate to demonstrate the sensitivity of total morbidity and days in hospital which is the component of severity that is most subject to fluctuation. However, in light of your comment, we will update our disclosure to include sensitivity analysis of frequency. Please note that in this analysis, we have modified the severity sensitivity to show the impact of an increase in total severity and not just days in hospital. We believe this will allow a clearer understanding of the additional information regarding the sensitivity of both frequency and severity.

Comment:

2.

Follow up comment to our previous response: We note that you disclose in response to comment 2 that your assumptions have been fairly stable over the last three years. Please include a statement in your proposed disclosure that discloses that there have been no significant changes in your key assumptions during the periods presented.

Response:

     We will update our disclosure to include additional information regarding the changes to our key assumptions during the periods presented. If this disclosure were made as of December 31, 2005, it would read as follows (emphasis added to illustrate changes in our original response):

     Unpaid policy claims include those claims that have been incurred and are in the process of payment as well as an estimate of those claims that have been incurred but have not yet been reported to us. We compute unpaid policy claims on an undiscounted basis using statistical analyses of historical claims payments, adjusted for current trends and changed conditions. Assumptions underlying the estimate of unpaid policy claims are updated regularly and incorporate our historical experience as well as other data that provides information regarding our outstanding liability. For the periods shown, our assumptions changed by approximately 1% in total.

     Our insurance products provide fixed-benefit amounts that are not subject to medical-cost inflation. Furthermore, our business is widely dispersed in both the United States and Japan. This geographic dispersion and the nature of our benefit structure mitigate the risk of a significant unexpected increase in claims payments due to epidemics and events of a catastrophic nature. Claims incurred under Aflac's policies are generally reported and paid in a relatively short time frame. The unpaid claims liability is sensitive to morbidity assumptions, in particular, severity and frequency of claims. Severity is the ultimate size of the claim and frequency is the number of claims incurred. As discussed previously, the unpaid claims liability is not, however, subject to medical cost inflation because benefits are based on a fixed indemnity. Our claims experience is primarily related to the demographics of our policyholders.

     In computing the estimate of unpaid policy claims, we consider many factors including the benefits and amounts available under the policy; the volume and demographics of the policies exposed to claims; and internal business practices, such as incurred date assignment and current claim administrative practices. We monitor these conditions closely and make adjustments to the liability as actual experience emerges. Claim levels are generally stable from period to period, however, fluctuations in claim levels may occur. In calculating the unpaid policy claims liability, we do not calculate a range of estimates. However, the following table shows the expected impact on the unpaid policy claims liability as of December 31, 2005 of changes to severity and frequency of claims. We believe that a variation in assumptions of plus or minus 1% in total is reasonably likely to occur.

Impact on Unpaid Policy Claims Liability

(In millions of dollars)	Total Severity

Total Frequency	Decrease by 2%	Decrease by 1%	Unchanged	Increase by 1%	Increase by 2%

Increase by 2%	-	19	38	58	77

Increase by 1%	(19)	-	19	38	58

Unchanged	(37)	(19)	-	19	38

Decrease by 1%	(56)	(38)	(19)	-	19

Decrease by 2%	(74)	(56)	(37)	(19)	-

     Thank you for your time and consideration. I look forward to discussing these items with you and your colleagues as needed. My contact information is (706) 317-6495 or rrogers@aflac.com.

Sincerely,

Ralph A. Rogers, Jr.

wlh/RAR,Jr.

cc:	Dana Hartz, Staff Accountant
Mary Mast, Review Accountant